Western Copper Corporation
(an exploration stage company)

Interim Consolidated Financial Statements
September 30, 2007
(Unaudited - expressed in Canadian dollars)

Western Copper Corporation
(an exploration stage company)
Consolidated Balance Sheets
(expressed in Canadian dollars)

	September 30,	December 31,
	2007	2006
	(unaudited)	(audited)
	$	$
ASSETS
CURRENT ASSETS
Cash and cash equivalents	26,324,280	2,290,022
Short-term investments (note 6)	-	34,791,988
Other receivables	162,141	235,367
Prepaid expenses	46,923	82,608
	26,533,344	37,399,985
PROPERTY AND EQUIPMENT (note 7)	72,067	98,172
MINERAL PROPERTIES (notes 4, 5, and 8)	55,395,547	46,507,499
	82,000,958	84,005,656
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	1,491,051	737,314
FUTURE INCOME TAX (note 5)	11,710,372	11,710,372
	13,201,423	12,447,686
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (notes 4, 5, and 9)	71,883,629	69,913,797
CONTRIBUTED SURPLUS (note 9)	21,847,978	22,455,594
DEFICIT	(24,932,072)	(20,811,421)
	68,799,535	71,557,970
	82,000,958	84,005,656
Commitments (notes 8 and 11)

Approved by the Board of Directors

‘Robert J. Gayton’	Director	‘Klaus Zeitler’	Director

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Interim Consolidated Statements of Loss, Comprehensive Loss, and Deficit (unaudited)
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$

EXPLORATION	-	1,496,027	2,512,439	1,904,878

ADMINISTRATIVE EXPENSES
Accounting and legal	85,183	89,658	332,886	235,376
Office and administration	532,036	512,721	1,654,666	832,136
Promotion and travel	81,901	157,226	526,607	282,036
Regulatory and filing fees	3,865	23,286	78,471	168,852

	702,985	782,891	2,592,630	1,518,400

LOSS BEFORE OTHER ITEMS	702,985	2,278,918	5,105,069	3,423,278

OTHER ITEMS
Gain on sale of marketable securities	-	(1,051,764)	-	(1,922,340)
Interest income	(318,995)	(309,131)	(994,800)	(426,032)
Foreign exchange	1,077	(9,652)	10,382	(9,192)

LOSS AND COMPREHENSIVE
LOSS FOR THE PERIOD	385,067	908,371	4,120,651	1,065,714

DEFICIT – BEGINNING OF PERIOD	24,547,005	17,726,579	20,811,421	17,569,236

DEFICIT – END OF PERIOD	24,932,072	18,634,950	24,932,072	18,634,950

BASIC AND DILUTED LOSS PER
COMMON SHARE	0.01	0.02	0.06	0.02

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES
OUSTANDING	72,729,906	49,578,283	72,394,243	49,503,980

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Interim Consolidated Statements of Cash Flow (unaudited)
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$

Cash flows provided by (used in)

OPERATING ACTIVITIES
Loss for the period	(385,067)	(908,371)	(4,120,651)	(1,065,714)

Items not affecting cash
Amortization	8,794	8,932	26,105	14,855
Stock-based compensation (note 10)	203,015	328,877	721,688	548,130
Gain on sale of marketable securities	-	(1,051,764)	-	(1,922,340)
	211,809	(713,955)	747,793	(1,359,355)

Change in non-cash working capital items
(note 14)	40,046	592,417	(257,981)	619,934

	(133,212)	(1,029,909)	(3,630,839)	(1,805,135)

FINANCING ACTIVITIES
Funding by Western Silver Corporation	-	-	-	267,829
Issue of Class A voting shares	-	-	-	1,000
Redemption of Class A voting shares	-	-	-	(1,000)
Exercise of stock options	12,800	316,800	447,700	511,280
Cash received from Western Silver pursuant
to the plan of arrangement (note 4)	-	6,094,839	-	36,887,238

	12,800	6,411,639	447,700	37,666,347

INVESTING ACTIVITIES
Acquisition of marketable securities	-	-	-	(848)
Decrease in short-term investments (note 6)	-	-	34,791,988
Proceeds from the sale of marketable
securities	-	1,194,932	-	2,190,280
Mineral property expenditures (note 14)	(3,997,242)	-	(7,574,591)	(100,000)
Net expenditures on property and equipment	-	-	-	(12,633)

	(3,997,242)	1,194,932	27,217,397	2,076,799

Increase (decrease) in cash and cash equivalents	(4,117,654)	6,576,662	24,034,258	37,938,011

Cash and cash equivalents - Beginning of period	30,441,934	31,361,349	2,290,022	-

Cash and cash equivalents - End of period	26,324,280	37,938,011	26,324,280	37,938,011

Supplemental cash flow information (note 14)

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Consolidated Statement of Shareholders’ Equity (unaudited)
(expressed in Canadian dollars)

	Share Capital
			Contributed	Deficit	Shareholders’
	Number of	Amount	surplus		equity
	shares	$	$	$	$

Balance - December 31, 2005	-	-	22,002,077	(17,569,236)	4,432,841

Class A voting shares issued (note 9)	100,000,000	1,000	-	-	1,000

Funding by Western Silver
Corporation	-	-	267,829	-	267,829

Pursuant to the plan of arrangement
with Western Silver Corporation
and Glamis Gold Ltd. – May 3,
2006 (note 4)
Redemption of Class A voting
shares (note 9)	(100,000,000)	(1,000)	-	-	(1,000)
Common shares issued	49,246,413	-	-	-	-
Transfer of assets	-	42,732,313	(4,545,474)	-	38,186,839
Stock options granted	-	(2,649,933)	2,649,933	-	-
Warrants issued	-	(1,195,886)	1,195,886	-	-

Pursuant to the plan of arrangement
with Lumina Resources Corp. –
November 30, 2006 (note 5)
Common shares issued	21,301,442	28,756,947	-	-	28,756,947
Stock options granted	-	-	1,390,450	-	1,390,450

Expiry of common share rights	(65,153)	-	-	-	-

Stock options exercised	1,041,334	900,174	-	-	900,174

Transfer of value on exercise of stock
options	-	1,370,182	(1,370,182)	-	-

Stock-based compensation	-	-	865,075	-	865,075

Loss for the year	-	-	-	(3,242,185)	(3,242,185)

Balance - December 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970

Exercise of stock options	1,245,000	447,700	-	-	447,700

Transfer of value on exercise of stock
options	-	1,522,132	(1,522,132)	-	-

Stock-based compensation	-	-	914,516	-	914,516

Loss for the period	-	-	-	(4,120,651)	(4,120,651)

Balance - September 30, 2007	72,769,036	71,883,629	21,847,978	(24,932,072)	68,799,535

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

1	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Western Copper Corporation as at, and for the year ended, December 31, 2006. These consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2006 audited annual consolidated financial statements of Western Copper Corporation, except as described in note 3.

2	Nature of operations

Western Copper Corporation (Western Copper or the Company) is an exploration stage company that is directly engaged in the exploration and development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property assets is dependent upon the existence of economically recoverable reserves, and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of its mining properties, or to realize the carrying amount through a sale.

3	Change in accounting policies

New accounting policies

Financial instruments

Effective January 1, 2007, Western Copper adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (CICA).

a)      Section 3855, Financial Instruments – Recognition and Measurement and Section 3861, Financial Instruments – Disclosure and Presentation, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for- trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Western Copper has designated its financial instruments as follows:

•	Cash, cash equivalents, and short-term investments are classified as “Available-for-Sale”. Due to their short-term nature, management believes their carrying value approximates their fair value;

•	Other receivables and advances are classified as “Loans and Receivables”. These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and

•

Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as Western Copper does not have any embedded derivatives.

b)      Section 1530, Comprehensive Income, introduces a new financial statement - “Statement of Comprehensive Income” and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The adoption of the new standard did not give rise to an adjustment to the December 31, 2006 deficit. The Company has not recognized any adjustment through other comprehensive income for the nine month period ended September 30, 2007.

c)      Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. The adoption of the new standard did not give rise to an adjustment to the December 31, 2006 deficit. This standard did not have an impact on the Company for the nine month period ended September 30, 2007.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

4	Plan of arrangement– Glamis Gold Ltd. and Western Silver Corporation

Western Copper was incorporated on March 17, 2006 as a wholly-owned subsidiary of Western Silver Corporation (Western Silver). On May 3, 2006, Western Silver and Glamis Gold Ltd. (Glamis) entered into a plan of arrangement. As part of the agreement, Western Silver transferred its cash and cash equivalents, its marketable securities (1.498 million shares of Quaterra Resources Inc.) in-lieu of cash, two of its wholly-owned subsidiaries - Carmacks Copper Ltd. and Minera Costa de Plata, S.A. de C.V, its interests in the Sierra Almoloya property, and certain property and equipment relating to Western Silver’s corporate office to Western Copper. In consideration, Western Copper issued 49,246,413 common shares to Western Silver, representing one Western Copper common share for each Western Silver common share issued and outstanding. Western Silver shareholders then exchanged each of their Western Silver common shares for one common share of Western Copper and 0.688 of a Glamis common share. Upon conclusion of the transaction, Western Copper was owned exclusively by existing Western Silver shareholders.

Carrying value of assets transferred
pursuant to the plan of arrangement	$
Cash and cash equivalents	37,899,765
Marketable securities	267,092
Prepaid expenses	19,982
Property and equipment	121,960
Mineral properties	4,423,514

42,732,313

Pursuant to the plan of arrangement, each Western Silver stock option holder received one stock option of Western Copper. The intent of the agreement was to substitute the existing Western Silver stock options with comparable value instruments. A total of 2,013,168 stock options were granted as a result of the transaction. All stock options vested at the time of grant. Each Western Copper stock option granted pursuant to the plan of arrangement had an exercise price of $0.88. The other terms were comparable to those of the Western Silver stock options exchanged.

As part of the agreement, Western Copper also granted a warrant to Glamis providing for the acquisition of 5% of the fully diluted Western Copper shares as of May 3, 2006 at a price per Western Copper share of $3.50. This warrant gives Glamis the right to acquire 2,562,979 common shares of Western Copper. The warrant is exercisable for a period of two years following the date of grant. Western Copper did not receive any direct consideration for the warrants. The warrants were part of the overall consideration agreed upon by Western Silver and Glamis when negotiating the terms of the plan of arrangement.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

The fair value of the stock options granted and the warrants issued are included in contributed surplus until they are exercised:

Fair value	$
Stock options granted	2,649,933
Warrants issued	1,195,886

3,845,819

The fair value of stock options granted and warrants issued pursuant to the plan of arrangement was calculated at the time of grant using the Black-Scholes option pricing model.

The valuation of the stock options granted May 3, 2006 was based on the following assumptions:

Expected stock price volatility	70.0%
Expected option term, in years	2.3
Average risk-free interest rate	2.79%
Expected dividend yield	-

Assumptions used to determine the fair value of the warrants issued pursuant to the plan of arrangement are disclosed in note 10(c).

Western Copper Corporation began operations on May 3, 2006. Financial statement information prior to this date reflects the financial position, the statements of loss and deficit and the statements of cash flows of the related copper business of Western Silver. The statements of loss, comprehensive loss, and deficit for the period ended September 30, 2006 include the direct exploration expenses incurred on the Carmacks Copper Project and an allocation of Western Silver’s general and administrative expenses incurred up to May 3, 2006 and the expenses incurred directly by Western Copper for the remainder of the period.

The allocation of Western Silver’s general and administrative expenses was calculated on the basis of the ratio of costs deferred by Western Silver on the Carmacks Copper Project and on the Sierra Almoloya mineral property in each year as compared to the costs deferred on all mineral properties in that year. The consolidated financial statements have been presented under the continuity-of-interests basis of accounting with balance sheet amounts based on the amounts recorded by Western Silver.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

5	Plan of arrangement - Lumina Resources Corporation

On November 30, 2006, Western Copper acquired Lumina Resources Corporation (Lumina) through a plan of arrangement. Pursuant to the terms of the agreement, Lumina shareholders received one common share of Western Copper Corporation for each Lumina common share held at that date. In addition, each Lumina stock option was exchanged for one Western Copper stock option. All outstanding Lumina stock options vested upon change of control. Other than the vesting date, the stock option terms were unchanged

Western Copper issued 21,301,442 common shares to Lumina shareholders and granted 1,185,000 stock options to Lumina stock option holders. In return, Western Copper gained three copper and precious metal properties (note 8) and $269,643 in net working capital.

For accounting purposes, the acquisition of Lumina constitutes an acquisition of specific assets and liabilities rather than the acquisition of a business. Accordingly, the purchase consideration has been allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

The total purchase price of $30,539,440 was determined as follows:

Lumina shares outstanding at November 30, 2006	21,301,442
Exchange ratio	1.0
Western Copper shares issued	21,301,442
Western Copper closing price per share on November 30, 2006	$1.35
Fair value of Western Copper shares issued	$28,756,947
Lumina stock options outstanding at November 30, 2006	1,185,000
Exchange ratio	1.0
Western Copper stock options granted	1,185,000
Fair value of a Western Copper stock option[1]	$1.17
Fair value of Western Copper stock options granted	$1,390,450
Western Copper transaction expenses	$392,043
Purchase price	$30,539,440

1

The fair value of a Western Copper stock option presented above is the weighted average of the fair value of the individual stock option grants. The weighted average figure has been rounded for its presentation above.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

The following assumptions were used to determine the fair value of the Western Copper stock options granted as a result of the plan of arrangement with Lumina:

Expected stock price volatility	89.2%
Expected option term, in years	1.5-2.0
Average risk-free interest rate	3.10%
Expected dividend yield	-

The purchase price has been allocated as follows:

Purchase price allocation	$

Mineral properties
Hushamu	16,156,671
Casino	13,855,048
Redstone	11,872,658
$41,884,377

Cash and cash equivalents	$251,278
Amounts receivable	$20,564
Future income tax liability	$(11,614,580)
Accounts payable	$(2,199)

$30,539,440

6	Short-term investments

	September 30,	December 31,
	2007	2006
	$	$

Guaranteed Investment Certificate	-	34,200,000
Accrued interest	-	591,988

	-	34,791,988
.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

7	Property and equipment

			September 30,	December 31,
			2007	2006

		Accumulated	Net book	Net book
	Cost	amortization	value	value
	$	$	$	$

Computer equipment	69,634	43,075	26,559	36,719
Office furniture and equipment	24,486	11,223	13,263	16,977
Leasehold improvements	63,203	30,958	32,245	44,476

	157,323	85,256	72,067	98,172

8	Mineral properties

		Canada			Mexico

	Yukon		British	Northwest	Chihuahua
			Columbia	Territories

	Carmacks	Casino	Hushamu	Redstone	Sierra	Total
					Almoloya
	$	$	$	$	$	$

December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658	319,306	46,507,499

Exploration	3,287,701	231,292	1,650,984	9,000	-	5,178,977
Engineering studies	93,678	75,118	-	-	-	168,796
Interim engineering	1,485,778	-	-	-	-	1,485,778
Permitting	208,822	-	4,899	-	-	213,721
Metallurgical testing	191,450	9,050	1,525	-	-	202,025
Option payment	-	1,000,000	60,000	-	-	1,060,000
Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	-	6,205	1,362	-	-	7,567
Salary and wages	169,981	53,125	43,375	11,875	-	278,356
Stock-based compensation	120,863	33,210	30,770	7,985	-	192,828

September 30, 2007	9,958,273	15,263,048	17,953,402	11,901,518	319,306	55,395,547

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

Carmacks Copper Project (100% - Yukon, Canada)

The Carmacks Copper Project was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis in May 2006 (note 4).

Archer, Cathro and Associates retains, at Western Copper’s election, either a 15% net profits interest or a 3% net smelter royalty. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at September 30, 2007, Western Copper has made $400,000 in advance royalty payments and has accrued $100,000 for the payment relating to 2007.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. On April 26, 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility, the Company has been capitalizing costs incurred on the project.

Casino (100% - Yukon, Canada)

The option on the Casino property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 5). The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon. The property comprises 161 mineral claims.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the 161 mineral claims that comprise the Casino property in exchange for a $1 million cash payment to Great Basin Gold Ltd.

Should it make a production decision, Western Copper will be required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.

Hushamu (100% - British Columbia, Canada)

The Hushamu property was acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 5). The Hushamu property is located on northern Vancouver Island.

The property consists of 222 mineral claims consisting of two principal blocks of claims in a prospective copper/gold porphyry belt. One block consists of 138 claims held by one of Western Copper’s wholly-owned subsidiaries, Moraga Resources Ltd. (Moraga), and 63 claims held by Electra Gold Ltd. (Electra). A second, separate block of claims called the Rupert Block consists of 21 mineral claims held by Moraga.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

In order to earn 100% interest in the metallic minerals in the Electra claims, Western Copper must make the following payments to Electra:

•	$60,000 in cash on February 3, 2007 (paid); and
•	$80,000 in cash on February 3, 2008.

Should a production decision be made on the portion of the first block that is held by Moraga, Western Copper will be required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These claims are also subject to a 10% net profits interest.

Should a production decision be made on the portion of the first block that is held by Electra, Western Copper will be required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Redstone (100% - Northwest Territories, Canada)

The Redstone property was also acquired as a result of the plan of arrangement between Western Copper and Lumina in November 2006 (note 5). The property comprises five mining leases and 55 mineral claims. The only known mineralization exists on the area covered by the five mining leases.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

•	3%, if the price is less than, or equal to US$0.75 per pound;
•	3.5% if the price is greater than US$0.75 per pound, but less than, or equal to US$1.00 per pound; and
•	4% if the price is greater than US$1 per pound.

Sierra Almoloya (100% - Chihuahua, Mexico)

The Sierra Almoloya property was transferred to Western Copper as a part of the plan of arrangement between Western Silver and Glamis Gold in May 2006 (note 4). The property is located northeast of the city of Parral in the state of Chihuahua, Mexico.

In July 2005, Queenston Mining Inc. (Queenston) signed an option and joint venture agreement whereby Queenston could earn an interest in the property through staged exploration expenditures. On August 13, 2007, Queenston Mining Inc. (Queenston) terminated its option on the Sierra Almoloya property. As a result of this termination, all of the interests in the property reverted to Western Copper.

A small portion of the property is still subject to a US$200,000 option payment due to a third party on April 20, 2008.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

9	Share capital and contributed surplus a) Share capital

Authorized	- Unlimited Class A voting shares with a par value of $0.00001
- Unlimited common shares without par value
- Unlimited number of preferred shares without par value

Issued	- 72,769,036 common shares

Western Silver Corporation received 100,000,000 Class A voting shares when it incorporated Western Copper Corporation as a wholly-owned subsidiary on March 17, 2006. The class A voting shares were redeemed at their par value of $0.00001 per Class A voting share as part of the plan of arrangement on May 3, 2006 (note 4).

On May 3, 2006, the carrying value of Western Silver’s copper business assets transferred as a part of the plan of arrangement was allocated to share capital (note 4).

b)        Contributed surplus

Contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are cancelled or forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are cancelled or forfeited. The fair value of any vested stock option that expires, is cancelled, or is forfeited remains in contributed surplus. The fair value of any warrant that expires or is forfeited also remains in contributed surplus.

The historical contributed surplus balance transferred on May 3, 2006 includes amounts paid by Western Silver to finance its copper business since 1989, when the rights to the Carmacks Copper Project were acquired.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

10	Stock options and warrants

a)        Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2007, the Company could issue an additional 4,015,070 stock options.

A summary of the Company’s stock options outstanding at September 30, 2007 and the changes for the period then ended, is presented below:

	Nine months
	ended	Weighted average
	September 30,	exercise price
	2007	$
Balance outstanding – Beginning of period	3,606,834	1.13
Granted	940,000	1.70
Exercised	(1,245,000)	0.36
Cancelled	(40,000)	2.00

Balance outstanding – End of period	3,261,834	1.57

Stock options outstanding at September 30, 2007 are as follows:

	Options	Weighted
Exercise	outstanding at	average	Average remaining
price	September 30,	exercise price	contractual life
	$2007	$	(years)

0.01-0.75	195,000	0.43	2.38
0.88	716,834	0.88	2.16
1.25	275,000	1.25	4.32
1.88	665,000	1.88	4.69
2.00	1,410,000	2.00	3.63

	3,261,834	1.57	3.51

Of the total stock options granted and outstanding, 1,419,334 were vested and exercisable at September 30, 2007. The weighted average exercise price of vested stock options at that date was $1.20.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

b)        Stock-based compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss, or are capitalized, over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Stock-based compensation has been allocated to the following line items:

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$

Statement of loss, comprehensive loss,
and deficit

EXPLORATION
Carmacks Copper Project	-	89,491	106,715	149,151

ADMINISTRATIVE EXPENSES
Office and administration	188,113	196,878	573,447	328,132
Promotion and travel	14,902	42,508	41,526	70,847

Balance sheet

MINERAL PROPERTIES
Carmacks Copper Project	72,965	-	120,863	-
Hushamu	12,946	-	30,770	-
Casino	20,515	-	33,211	-
Redstone	2,071	-	7,984	-

	311,512	328,877	914,516	548,130

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

On January 22, 2007, Western Copper granted 275,000 stock options to employees and directors at $1.25 per share. The fair value of these stock options was $140,250. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	82.7%
Expected option term, in years	2.0
Average risk-free interest rate	2.88%
Expected dividend yield	-

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

On June 6, 2007, Western Copper granted 665,000 stock options to employees and directors at $1.88 per share. The fair value of these stock options was $638,400. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	75.1%
Expected option term, in years	3.0
Average risk-free interest rate	3.33%
Expected dividend yield	-

c)        Warrants

There was no change to the number of outstanding warrants for the nine month period ended September 30, 2007. Warrants outstanding and exercisable at September 30, 2007 are as follows.

	September 30,	Exercise price	Remaining contractual life
	2007	$	(years)

Balance outstanding	2,562,979	3.50	0.59

The value of warrants is determined by using the Black-Scholes option pricing model and is determined at the time of grant.

The valuation of the warrants was based on the following assumptions:

Expected stock price volatility	70.0%
Expected option term, in years	2.0
Average risk-free interest rate	2.76%
Expected dividend yield	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or share purchase warrants granted and/or vested during the period.

11	Commitments

The Company has an agreement to sublease office space which expires October 31, 2009. The total amount of payments remaining during the course of the agreement is $565,612, of which $271,494 is due over the next 12 months. The remaining $294,118 is due between October 1, 2008 and October 31, 2009.

Western Copper Corporation
(an exploration stage company)
Notes to the Interim Consolidated Financial Statements (unaudited) - September 30, 2007
(expressed in Canadian dollars)

12	Segmented information

Industry information

The Company operates in one reportable operating segment, being the acquisition, exploration, and future development of resource properties.

Geographic information

All interest is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 8. All other non-current assets are held in Canada.

13	Financial instruments

The fair value of cash, cash equivalents, short-term investments, other receivables, advances, and accounts payable and accrued liabilities approximates their carrying value due to the short-term nature of these instruments.

14	Supplemental cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
	2007	2006	2007	2006
	$	$	$	$
Change in non-cash working capital items
Other receivables relating to operations	122,321	(23,971)	73,226	(55,810)
Prepaid expenses	16,696	64,712	35,685	(52,288)
Accounts payable and accrued liabilities relating
to operations	(98,971)	551,676	(366,892)	728,032

	40,046	592,417	(257,981)	619,934

Non-cash investing activities relating to mineral
properties
Stock-based compensation capitalized	108,497	-	192,828	-
Change in Accounts payable and accrued
liabilities relating to mineral properties	191,815	-	1,120,629	-

	300,312	-	1,313,457	-

15	Related party transactions

During the nine months ended September 30, 2007, the Company charged rent to one of its directors in the amount of $5,464 (2006 - $2,916). The Company credited this amount against rent expense which forms part of office and administration expenses on the statement of loss.